

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
Mr. Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

> **Re:** **Hersha Hospitality Trust**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 22, 2013**
> **File No. 001-14765**

Dear Mr. Parikh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Notes to Consolidated Financial Statements, page 60

Note 1 – Organization and Summary of Significant Accounting Policies, page 58

Investment in Hotel Properties, page 58

1.   Please revise your disclosure in future filings to include your accounting policy related to hotel acquisition costs. In your response tell us whether you have capitalized any acquisition costs as a component of the transactions costs disclosed in footnote 5 to your financial statements.

Intangible Assets, page 60

2.   Please tell how you determined that it would be appropriate to combine the liability for below-market value of in-place leases with the intangible assets line item on the consolidated balance sheets. In your response tell us whether the intangible assets and liabilities are related to one entity where you have determined a right of offset exists. Cite any relevant accounting literature in your response.

Development Project Capitalization, page 60

3.   Please revise your disclosure in future filings to disclose the total amount of indirect costs other than interest expense that have been capitalized for each period presented.

Note 3 – Investment in Unconsolidated Joint Ventures, page 67

4.   We note your disclosure that you disposed of 18 non-core hotel properties during 2011, four of which were partially owned through unconsolidated joint ventures. Please clarify for us whether the company's share of net earnings from disposed joint ventures have been classified as discontinued operations. To the extent you have classified your share of earnings of these investees as discontinued operations, please tell us the accounting literature you relied upon in determining your presentation is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant